UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended: December 28, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:_______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

The ONE Group Hospitality, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1624 Market Street, Suite 311

Address of Principal Executive Office (Street and Number)

Denver, Colorado 80202

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The ONE Group Hospitality, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Form 10-K for the fiscal year ended December 28, 2025 (the “Form 10-K”) by March 13, 2026, the required filing date, due to a delay experienced by the Company in completing its financial statements and other disclosures in the Form 10-K. In particular, the Company requires additional time to complete the accounting and disclosures related to the valuation of the Company’s intangible assets. As a result of the foregoing, the Company requires additional time to complete its required year-end reporting procedures.

The Company anticipates that it will file the Form 10-K within the 15-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Nicole Thaung	646	624-2400
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the results of operations to be included in the Form 10-K will reflect an increase in income tax expense from fiscal year 2024 of approximately $60 million, primarily related to the establishment of a non-cash tax valuation allowance consistent with the comparative results of operations included in the Company’s Quarterly Report on Form 10-Q for the third quarter ended September 28, 2025 filed with the Securities and Exchange Commission on November 6, 2025.

Cautionary Statement on Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target,” “intend,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Factors that could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements include the risks and uncertainties indicated from time to time in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K filed for the year ended December 31, 2024 and Quarterly Reports on Form 10-Q.

Investors are referred to the most recent reports filed with the Securities and Exchange Commission by The ONE Group Hospitality, Inc. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

THE ONE GROUP HOSPITALITY, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 13, 2026	By:	/s/ Nicole Thaung
	Name:	Nicole Thaung
	Title:	Chief Financial Officer